Exhibit 99.1
CONTENTS

Chapter 1	Important Notice	1

Chapter 2	Basic Information on the Company	2

Chapter 3	Change in Share Capital and Shareholding of Major Shareholders	7

Chapter 4	Directors, Supervisors and Senior Management	12

Chapter 5	Report of Directors	13

Chapter 6	Matters of Importance	24

Chapter 7	Financial Report (unaudited)	31

Chapter 8	Documents Available for Inspection	56
CHAPTER 1: IMPORTANT NOTICE
The Board of Directors, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that there are no material omissions, misrepresentations or misleading statements contained in this interim report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.
All Directors of the Company attended the meeting of the Board of Directors of the Company.
The 2009 interim report prepared under IFRS has been considered and passed by the Board and the Audit Committee of the Company.
The 2009 interim report prepared under IFRS has not been audited.
There is no non-regular appropriation of the Company’s fund by its substantial shareholder or any related party.
The Company provided no guarantees in violation of the decision-making procedure.

Mr. He Yuhua, Chairman of the Board of Directors of the Company, Mr. Shen Yi, General Manager and Director, Mr. Tang Xiangdong, Chief Accountant and Mr. Lin Wensheng, head of Finance Department hereby declare that the authenticity and completeness of the financial statements contained in the interim report is warranted.
CHAPTER 2: BASIC INFORMATION ON THE COMPANY
I.	Basic Information
1.	Registered name of the Company:

English name of the Company: Guangshen Railway Company Limited
2.	Legal representative: He Yuhua

3.	Company Secretary: Guo Xiangdong

Tel: (86) 755-25587920 or (86) 755-25588146
Representative of Security Affairs: Zheng Bei
Tel: (86) 755-61382173
Fax: (86-755) 25591480
Email: ir@gsrc.com
Address:	No. 1052, Heping Road
Shenzhen, Guangdong Province
The People’s Republic of China
4.	Registered address of the Company:

No. 1052, Heping Road
Shenzhen, Guangdong Province
The People’s Republic of China
Postcode: 518010
Company website: www.gsrc.com
Company email: ir@gsrc.com
5.	Newspapers for information disclosure of the Company:

China Securities Journal, Securities Times, Shanghai Securities News

Websites posting interim report:	http://www.sse.com.cn
http://www.hkex.com.hk
http://www.gsrc.com

Interim report of the Company available at:
Guangshen Railway Company Limited
No. 1052, Heping Road
Shenzhen, Guangdong Province
The People’s Republic of China

6.	Information on listing:

A Share	:	Shanghai Stock Exchange
		Abbreviation	:
		Share Code	:	601333

H Shares	:	The Stock Exchange of Hong Kong Limited
		Abbreviation	:
		Share Code	:	0525
		ADSs	:	The New York Stock Exchange, Inc.
		Ticker Symbol	:	GSH
7.	Other relevant information:

First registered date of the Company: 6 March 1996
First registered address of the Company:
Heping Road,
Shenzhen, Guangdong Province
Register number of business license of enterprise legal person:
4403011022106
Tax register number of the Company: 440300192411663
Company code: 19241166-3

PRC auditors:	PricewaterhouseCoopers Zhong Tian CPAs Limited Co.
11/F PricewaterhouseCoopers Center
202 Hu Bin Road
Shanghai
The People’s Republic of China

International auditors:	PricewaterhouseCoopers
22nd Floor, Prince’s Building
Central
Hong Kong

Legal adviser as to PRC law:	Haiwen & Partners
21st Floor, Beijing Silver Tower
No. 2 Dong San Huan North Road
Chao Yang District
Beijing
The People’s Republic of China

Legal adviser as to Hong Kong law:	Norton Rose
38th Floor, Jardine House
1 Connaught Place
Central
Hong Kong

Legal adviser as to United States law:	Shearman & Sterling LLP
12th Floor
Gloucester Tower
the Landmark
15 Queen’s Road
Central
Hong Kong

PRC share registrar:	China Securities Depository and Clearing Corporation Limited Shanghai Branch
36/F, China Insurance Building
No. 166, Lujiazui Road
New district
Pudong
Shanghai
The People’s Republic of China

Hong Kong share registrar:	Hong Kong Registrars Limited
Rooms 1712-16
17th Floor
Hopewell Centre
183 Queen’s Road East
Wan Chai
Hong Kong

Depositary:	JPMorgan Chase Bank, N.A.
13th Floor, 4 New York Plaza
New York
USA

Principal banker:	China Construction Bank Shenzhen Branch Jiabin Rd Sub-branch
1st to 4th Floors
Jinwei Building
Jiabin Road
Shenzhen
The People’s Republic of China

II.	Main Accounting Data and Financial Indicators
Unit: RMB’000

	As at	As at
	30 June	31 December	Increase/
	2009	2008	Decrease
	(RMB’000)	(RMB’000)	(%)

Total assets	28,369,386	28,221,826	0.52
Net assets	21,811,605	21,783,207	0.13
Net assets per share attributable to shareholders (RMB)	3.08	3.08	—

	Reporting
	period (From
	January	The same
	to June	period of	Increase/
	2009)	2008	Decrease
			(%)

Total revenues	5,857,884	5,619,902	4.23
Total operating expenses	5,001,979	4,712,050	6.15
Profit from operations	866,740	924,397	(6.24)
Profit before tax	745,227	826,372	(9.82)
Profit attributable to shareholders	595,081	674,203	(11.74)
Earnings per share (RMB)
— Basic and diluted	0.084	0.095	(11.58)

III.	Differences between PRC accounting standards and International Financial Reporting Standards
Extracts of main differences between accounting statements prepared under PRC accounting standards and International Financial Reporting Standards:
Unit: RMB’000

	Net Profit
	(Including	Shareholders’
	profit/loss	Interests
	attributable	(Including
	to minority	minority
	interests)	interests)

Under Chinese accounting standards	590,507	22,467,797
Breakdown and consolidation of IFRS reconciliation
—Differences arising from valuing fixed assets under cost model and others (Note)	6,559	(826,958)
—Deferred income tax effects on the above differences	(2,769)	225,871
	3,790	(601,087)
Under IFRS	594,297	21,866,710

Note:	The Company recorded the revaluation surplus on fixed assets arising from the assets valuation performed at the time of IPO as cost in the preparation of PRC financial statements and consolidated it into the original estimation of fixed assets; however, the Company applied historical cost convention to value its fixed assets in the preparation of international financial statements, and such revaluation surplus should not be incorporated into the original estimation of fixed assets under IFRS, leading to differences in net assets as at 30 June 2009 and net profit for the first half of 2009.
CHAPTER 3 CHANGE IN SHARE CAPITAL AND SHAREHOLDING OF MAJOR SHAREHOLDERS
I.	Change in Share Capital
During the period covered by this report, there is no change in the total number of shares and share capital structure of the Company.

II.	Information on Shareholders
1.	As of the end of this reporting period, according to the stock ledgers provided by China Securities Depository & Clearing Corp. Ltd. Shanghai Branch and Hong Kong Registrars Limited, the total number of shareholders, the top ten shareholders and the top ten shareholders holding shares without restrictions on sales of the Company were as follows:
Unit: Share

Total shareholders	Total number of 460,008 shareholders on record, including 459,530 shareholders of A Shares and 478 shareholders of H Shares
Top ten shareholders

			Number of	Number of
	Total Number	Ownership	shares with	shares in
	of shares	percentage	restrictions	pledge or	Nature of
Name of shareholder	held	(%)	on sales held	frozen	shareholder

Guangzhou Railway (Group) Company	State-owned	2,904,250,000	41.00	2,904,250,000 (Note 1)	274,798,700
HKSCC NOMINEES LIMITED (Note 2)	1,399,086,831	19.75	—	unknown	Foreign-funded
Bank of China-Harvest Sustaining Open-ended Fund	70,000,000	0.99	—	unknown	Other
China Construction Bank Corporation-Changsheng Tongqing Separated Stock Fund	55,580,694	0.78	—	unknown	Other
China Shipbuilding Industry Corporation Finance	53,191,000	0.75	—	unknown	State-owned
Bank of China-Harvest Theme Selected Mixed Fund	50,940,416	0.72	—	unknown	Other
Taiyuan Iron & Steel (Group) Company Ltd.	50,776,147	0.72	—	unknown	State-owned

			Number of	Number of
	Total Number	Ownership	shares with	shares in
	of shares	percentage	restrictions	pledge or	Nature of
Name of shareholder	held	(%)	on sales held	frozen	shareholder
National Social Security Fund 108 Portfolio	42,906,313	0.61	—	unknown	Other
Bank of Communications — Hua An Strategic Selected Stock Fund	36,000,000	0.51	—	unknown	Other
ICBC — China Southern Longyuan Industry Theme Stock Fund	34,614,285	0.49	—	unknown	Other
Top ten shareholders holding shares without restrictions on sales

	Number of shares
	without restrictions
Name of shareholder	on sales	Class of shares

HKSCC NOMINEES LIMITED (Note 2)	1,399,086,831	H Shares
Bank of China — Harvest Sustaining Open-ended Fund	70,000,000	A Shares
China Construction Bank Corporation — Changsheng Tongqing Separated Stock Fund	55,580,694	A Shares
China Shipbuilding Industry Corporation Finance	53,191,000	A Shares
Bank of China — Harvest Theme Selected Mixed Fund	50,940,416	A Shares
Taiyuan Iron & Steel (Group) Company Ltd.	50,776,147	A Shares
National Social Security Fund 108 Portfolio	42,906,313	A Shares
Bank of Communications — Hua An Strategic Selected Stock Fund	36,000,000	A Shares
Bank of Communication — China Southern Longyuan Industry Theme Stock Fund	34,614,285	A Shares
ICBC — China International Growth Pioneer Fund	30,999,960	A Shares
Statement regarding connectedness or unanimity of the above shareholders	The Company is not aware of whether the above shareholders are connected or unanimous as defined in Administration of Disclosure of Information on the Change of Shareholdings in Listed Companies Procedures.

Note:	(1)	According to the Circular on Releasing the Implementing Measures for Transferring Certain State-owned Shares to the National Social Security Fund in the Domestic Stock Market (File No. Caiqi [2009]94) jointly issued by Ministry of Finance the People’s Republic of China, State-owned Assets Supervision and Administration Commission of the State Council, China Securities Regulatory Commission and National Council for Social Security Fund on 19 June 2009 and relevant regulations of Announcement No.63 in 2009, 274,798,700 shares (representing 10% of the A share of the Company’s IPO) held by Guangzhou Railway (Group) Company has been frozen since 19 June 2009.

	(2)	1,399,086,831 H Shares, which accounts for 97.75% of the total number of H shares issued by the company, are held by HKSCC NOMINEES LIMITED on behalf of its various customers.
2.	The number of shares with restrictions on sales held by top ten shareholders and restrictions on sales
Unit: share

Name of shareholder	Number of		Number of
holding shares with	shares with		additional
restrictions on	restrictions	Time for listing	tradable
sales	on sales held	trading	shares	Restrictions on sales

Guangzhou Railway(Group) Company	2,904,250,000	22 December 2009	2,904,250,000	36 months after the date of A Share issue, the holder shall not transfer or entrust others to manage the shares of the Company held, nor shall the Company acquire the shares.
As of 30 June 2009, Guangzhou Railway (Group) Company (“GRGC”) complied with its promise of locking its shares for 36 months since 22 December 2006.

3.	So far as the Directors, Supervisors and other senior management are aware, as at 30 June 2009, the interests and short positions of the persons, other than Directors, Supervisors and other senior management of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:

		Number of			Percentage
Name of	Class	shares held			of Class of	Percentage of total
shareholder	of shares	(note)		Capacity	shares	share capital

Guangzhou Railway (Group) Company	A shares	2,904,250,000	(L)	Beneficial owner	51.38%	41.00%

JPMorgan Chase & Co.	H shares	157,216,919	(L)	Beneficial owner	10.98%	2.22%
		1,468,950	(S)	Beneficial owner	0.10%	0.02%
		154,042,330	(P)	Custodian —	10.76%	2.17%
				incorporated/approved
				person

Barclays PLC	H shares	138,358,345	(L)	Interest of	9.67%	1.95%
				controlled
				corporation
		5,146,708	(S)	Interest of	0.36%	0.07%
				controlled
				corporation

Baring Asset Management Limited	H shares	129,350,000	(L)	Investment manager	9.03%	1.83%

T. Rowe Price Associates, Inc. and its affiliates	H shares	127,980,000	(L)	Investment manager	8.94%	1.81%

Northern Trust Fiduciary Services (Ireland) Limited	H shares	117,042,000	(L)	trustee (except bare trustee)	8.18%	1.65%

Note:	The letter “L” denotes a long position; “S” denotes a short position; and “P” denotes lending pool.

4.	Change in controlling shareholder and actual controller
Guangzhou Railway (Group) Company (“GRGC”) is the largest shareholder of the Company; the Ministry of Railways (the “MOR”) is the actual controller. During the period of this report, there is no change in the largest shareholder and the actual controller.
5.	Public float
As of the end of the reporting period, the Company is therefore in compliance with the Stock Listing Rules promulgated by Shanghai Stock Exchange and the Exchange Listing Rules promulgated by Hong Kong Exchange as regard to sufficiency of public float.
III.	Pre-emptive Right
There is no provision regarding pre-emptive right under the Articles of Association and the laws of the PRC.
IV.	Purchase, Sale or Redemption of the Shares of the Company
As of 30 June 2009, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the shares of the Company.
CHAPTER 4: DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
I.	Change in Number of Shares Held by Directors, Supervisors and Senior Management
During the period of this report, there is no change in number of shares held by Directors, supervisors and senior management. None of them holds any share of the Company.
As of 30 June 2009, there was no record of interests and short positions (including the interests and short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) of the Directors or Supervisors of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Securities and Futures Ordinance. The Company had not received notification of such interests and short positions from any Director or Supervisor of the Company as required to be made to the Company and the Hong Kong Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the “Model Code”) in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Exchange Listing Rules”). The Company has not granted to any of the Company’s Directors or Supervisors or their spouses or children under the age of 18 any right to subscribe for any shares or debentures of the Company.

The Company has adopted a code of conduct for transactions of securities by the directors, which is not less strict than the Model Code. The Company has made special inquiry to all directors. All of them have confirmed that they complied with the Model Code during the six months ended 30 June 2009.
II.	Changes to Directors, Supervisors and Senior Management
1.	On 23 February 2009, the Company held the eighth meeting of the fifth session of the Board of the Directors at which resolutions were passed to terminate the engagement of Mr. Wang Jianping as the deputy general manager and elect Mr. Mu Anyun as deputy general manager.

2.	On 25 June 2009, the Company held the Annual General Meeting of 2008, at which resolutions were passed to terminate the engagement of Mr. Wu Houhui and Mr. Liu Hai as directors of the Board and elect Mr. Li Liang and Mr. Luo Qing as directors of the Board.
CHAPTER 5: REPORT OF DIRECTORS
I.	Discussion and Analysis of Overall Operation in Reported Period
1.	Business overview
In the first half of 2009, due to the decrease in demand for railway passenger and freight transportation services caused by the global financial crisis and the A/H1N1 flu, as well as the rise in operating costs as a results of the expansion of the Company’s operating scale and the increase in finance costs, the Company faced tough challenges in its operation and management. Faced with difficulties and pressure, the management and the entire staff made joint aggressive efforts. They increased traffic and revenues through continuously strengthening marketing efforts and enhanced transportation capacity and efficiency through consolidating and optimizing transportation resources while stringently controlling related costs and expenses. These efforts aimed to minimize the impact of the above-mentioned unfavorable factors. The Company achieved safety and stability in its transportation operation with steady increase in transportation revenues.
In the first half of 2009, the operating revenues of the Company were RMB5,858 million, representing an increase of 4.23% from RMB5,620 million in the same period last year, among which revenues from passenger transportation, freight transportation, railway network usage and services and other businesses were RMB3,512 million, RMB506 million, RMB1,483 million and RMB356 million, respectively, accounting for 59.95%, 8.65%, 25.32% and 6.08% of the total revenues, respectively; profit from operation was RMB867 million, a decrease of 6.24 % from RMB924 million in the same period last year; profit attributable to equity holders was RMB595 million, a decrease of 11.72% from RMB674 million in the same period last year.

2.	Analysis of businesses and revenues
(1)	Passenger transportation
Passenger transportation, which is the most important business segment of the Company, includes Guangzhou-Shenzhen inter-city trains, long-distance trains as well as Hong Kong Through Trains. As at 30 June 2009, the Company operated 228.5 pairs of passenger trains in accordance with its daily train schedule, representing a decrease of 11 pairs from that at the end of 2008, among which there were 100 pairs of Guangzhou-Shenzhen inter-city trains, including 7.5 stand-by pairs, a decrease of 20 pairs, mainly due to the decrease in stand-by pairs to optimize the train diagram; 13 pairs of Through Trains and 115.5 pairs of long-distance trains, an increase of 9 pairs. The table below sets forth the revenues from passenger transportation and passenger delivery volumes for the six months ended 30 June 2009 in comparison with those of the same period in 2008:

	January-	January-	Increase
	June 2009	June 2008	(%)

Passenger Transportation Revenues (RMB’000)	3,511,977.2	3,261,562.0	7.68
— Guangzhou-Shenzhen inter-city trains	989,625.0	962,123.0	2.86
— Through Trains (Note)	181,221.0	192,471.0	(5.85)
— Long-distance trains (Note)	2,341,131.2	2,106,968.0	11.11
Passenger delivery volume (’000 persons)	41,316.0	40,866.0	1.10
— Guangzhou-Shenzhen inter-city trains	16,172.0	15,565.2	3.90
— Through Trains	1,599.3	1,561.5	2.42
— Long-distance trains	23,544.8	23,739.3	(0.82)
Revenue per passenger delivered (RMB)	85.00	79.81	6.50
— Guangzhou-Shenzhen inter-city trains	61.19	61.81	(1.00)

	January-	January-	Increase
	June 2009	June 2008	(%)

— Through Trains	113.31	123.26	(8.07)
— Long-distance trains	99.43	88.75	12.03
Total passenger-kilometers (million passenger-kilometers)	14581.0	14531.0	0.34
Revenue per passenger-kilometer (RMB)	0.24	0.22	9.09
Note:	The operation of T97/8 trains from Beijing West to Kowloon, or Beijing-Kowloon Through Trains, has been undertaken by the Company since 1 January 2009. For convenience in comparison with data of the same period last year, the revenue from Guangzhou-Shenzhen section of Beijing-Kowloon Through Trains at a reduced rate was still recorded as revenue from Through Trains, while revenue attributable to the rest section was accounted as revenue from long-distance trains.
•	Guangzhou-Shenzhen inter-city trains
The main reasons for the increases in passenger delivery volume and revenue of Guangzhou-Shenzhen inter-city trains were: (1) the considerable increase in passenger delivery volume in January and February due to the absence of natural disasters such as storm and freezing weather during the Spring Festival transportation season this year; (2) our Guangzhou-Shenzhen inter-city trains began to make stops at each of the intermediary stations from 1 May, bringing about the growth of passenger traffic at the intermediary stations (3) the introduction of Guangshen Railway Peony Credit Card and Guangshen Railway Fast Pass Card has made train taking more convenient and attracted more passengers.
•	Through Trains
Our Through Train services include Beijing-Kowloon trains, Shanghai-Kowloon trains, Zhaoqing-Kowloon trains and Canton-Kowloon trains, the last of which are operated in cooperation with MTR Corporation in Hong Kong. In the first half of this year, due to the evident increase in the number of mainland passengers visiting Hong Kong, Beijing-Kowloon trains, Shanghai-Kowloon trains, and Zhaoqing-Kowloon trains contributed to the increase in total passenger delivery volume of Through Trains; however, revenues from Canton-Kowloon trains, which account for a relatively large portion of Through Train revenues, recorded a substantial decrease under the joint influence of the global financial crisis and the A/H1N1 flu, leading to a decline in total Through Train revenues.
•	Long-distance trains
In the first half of 2009, the passenger delivery volume of long-distance trains failed to grow along with the increase in the number of trains in operation and train capacity as a result of the global financial crisis and the A/H1N1 flu; however, the revenue from long-distance trains recorded a considerable increase. The main reasons for the increase were: (1) the Company has superseded Beijing Railway Bureau in undertaking the operation of T97/8 trains from Beijing West to Kowloon (Guangzhou East) effective from 1 January 2009, leading to a considerable increase in revenue; (2) the absence of natural disasters such as storm and freezing weather during the Spring Festival transportation season this year, leading to an increase in passenger delivery volume and revenue compared to those of the 2008 Spring Festival.
(2)	Freight transportation
Freight transportation is one important business of the Company. The Company is engaged in the freight transportation business on the Shenzhen-Guangzhou-Pingshi Railway and Hong Kong freight through train business. The table below sets forth the revenues from freight transportation and freight tonnage for the six months ended 30 June 2009 in comparison with those of the same period in 2008:

	January-	January-	Increase
	June 2009	June 2008	(%)

Freight Transportation Revenues (RMB’000)	506,488.0	635,593.6	(20.31)
— Outbound freight	82,708.0	97,073.0	(14.80)
— Inbound freight, including arrival and pass-through freight	399,283.0	519,724.0	(23.17)
— Other revenues from freight transportation	24,497.0	18,796.6	30.33
Tonnage of freight (’000 tonnes)	26,540.6	34,550.8	(23.18)
— Outbound freight	7,634.4	8,793.8	(13.18)

	January-	January-	Increase
	June 2009	June 2008	(%)

— Inbound freight, including arrival and pass-through freight	18,906.1	25,757.0	(26.60)
Revenue per tonne (RMB)	19.08	18.40	3.70
— Outbound freight	10.83	11.04	(1.90)
— Inbound freight, including arrival and pass-through freight	21.12	20.18	4.66
Total tonne-kilometers (million tonne-kilometers)	5,589	7,432	(24.80)
Revenue per tonne-kilometer (RMB)	0.09	0.09	—
In the first half of this, both the outbound and inbound (including arrival and pass-through) freight tonnages recorded substantial declines compared to those of the first half of 2008 and the revenues decreased, too due principally to the spreading of the global financial crisis and the slowdown of China’s macro-economy.
(3)	Railway network usage and services
Railway network usage and services mainly include locomotive traction, track usage, electric catenary, vehicle coupling and other services. The table below sets forth the revenues from railway network usage and services for the six months ended 30 June 2009 in comparison with those of the same period in 2008:

	January-	January-	Increase
	June 2009	June 2008	(%)

Railway network usage and services (RMB’000)	1,483,048.7	1,336,765.9	10.94

	January-	January-	Increase
	June 2009	June 2008	(%)

— Locomotive traction	655,956.7	511,822.7	28.16
— Track usage	502,656.2	491,023.4	2.37
— Electric catenary	133,535.2	147,862.0	(9.69)
— Vehicle coupling	112,115.1	105,401.4	6.37
— Other services	78,785.5	80,656.4	(2.32)
The increase in revenues from railway network usage and services was mainly due to the increase in the number of long-distance trains undertaken by other railway companies (bureaus) arriving at stations within our jurisdiction, which led to the increase in locomotive traction service provided by the Company and the increase in locomotive traction fees charged by the Company; besides, some of the freight trains turned to diesel locomotives from electric locomotives, leading to a decrease in revenue from the use of electric catenary in our freight transportation.
(4)	Other businesses
Other businesses of the Company mainly include sale of materials and supplies, maintenance of trains, on-board catering services, labor services and other businesses related to railway transportation. The table below sets forth the revenues from other businesses for the six months ended 30 June 2009 in comparison with those of the same period in 2008:

	January-	January-	Increase
	June 2009	June 2008	(%)

Revenues from other businesses (RMB’000)	356,370.4	385,980.9	(7.67)
— Sale of materials and supplies	54,123.1	96,267.7	(43.78)
— Maintenance of trains	105,500.1	111,315.0	(5.22)
— On-board catering services	57,813.8	58,616.1	(1.37)
— Labor services	35,177.1	33,623.0	4.62

	January-	January-	Increase
	June 2009	June 2008	(%)

— Others	103,756.3	86,159.1	20.42
The decrease in revenues from other businesses was mainly due to the financial crisis, the A/H1N1 flu and the decrease in the sale of fuel to other railway companies (bureaus), which led to the decline of related revenues.
3.	Main items and analysis of operating costs and expenses
Unit: RMB’000

	January-	January-	Increase
	June 2009	June 2008	(%)	Reasons for the change

Operating expenses	5,001,979	4,712,050	6.15

— Operating expenses of railway businesses	4,679,934	4,341,620	7.79	(1) The Company has undertaken the operation of Beijing-Kowloon Through Trains from 1 January 2009, leading to an increase in railway usage and services expenses;

				(2) Due to the policy-orientated salary adjustment, the income of our employees was heightened, and the welfare was also improved;

				(3) The increase in depreciation expenses as CRH train sets and the Fourth Rail Line between Guangzhou and Shenzhen have been transferred into fixed assets.

— Operating expenses of other businesses	322,045	370,430	(13.06)	The decrease in indirect expenses related to other businesses due to the rigorous implementation of the Company’s cost saving measures to reduce the influence of the global financial crisis.

	January-	January-	Increase
	June 2009	June 2008	(%)	Reasons for the change

Finance cost	122,229	98,485	24.11	The increase in interest expenses of bank borrowings.

Income tax expenses	150,930	151,982	(0.69)
4.	Problems and Difficulties in Operation
In the reported period, the main difficulty facing the Company was the decrease in demand for railway passenger and freight transportation services brought about by the global financial crisis, which exerted great pressure on the operation and management of the Company. The Company has taken vigorous measures to readjust transportation organization and promote marketing of passenger and freight businesses in our efforts to minimize the negative influence of economic environment upon the Company.
5.	Prospects of the second half of 2009
Looking into the second half of 2009, China’s economy is expected to continue to show evident signs of recovery and the demand for railway passenger and freight transportation services will rebound due to the government’s stimulus package of vigorous financial policies and loose monetary policies. The Company will adhere to market demand, continue to arrange our work with the view of scientific development, strengthen work safety, standardize operation and management, improve corporate governance, boost our core businesses of railway transportation and accelerate the harmonious development of the Company. The Company will pay special attention to the following work:
(1)	Boosting traffic volumes and revenues. Main measures include continuing our marketing efforts for passenger and freight transportation services, putting great effort into passenger transportation during holidays such as the National Day Holidays and Mid-autumn Day Holidays, improving railway network settlement work and introducing as soon as practicably the second generation of Guangshen Railway Fast Pass Card.

(2)	Expenditure saving and energy consumption reduction. Main measures include stringently controlling costs and operating expenses, reducing traveling and telecommunication expenses, improving the accounting and confirmation of related transaction expenses and carrying on with the issue of medium-term notes.

The Company believes that the operation of the Company will remain stable in the second half of 2009 with the joint efforts of the management and the entire staff in the favorable environment of recovering macro-economy and demand for railway passenger and freight transportation services in China.
II.	Investment of the Company
1.	Use of raised funds
In the period of this report, the Company did not raise any funds and no funds raised previously were used in this period.
2.	Use of non-raised proceeds
Purchase of electric train sets. The Company invested approximately RMB2.58 billion in the purchase of 20 electric train sets. As of 30 June 2009, the Company had finished paying for the 20 train sets, all of which had been delivered and put into use.
III.	Employees
As at 30 June 2009, the Company had in total 33,746 employees, representing a decrease of 150 compared to that at the end of 2008.
1.	The professional composition of the employees:

Category of profession	Number

Administrative personnel	2,659
Technical personnel	1,783
Ordinary operation personnel	29,304

Total	33,746

2.	Education level of employees

Category of education level	Number

Postgraduate or above	58
Undergraduate	1,800
College for professional training	3,290
Others (Secondary vocational school, high school and vocational technical school, etc)	28,598

Total	33,746

3.	Salary and benefits
The Company’s salary policy is closely linked with economic efficiency, labour efficiency and individual performance. The total amount of employees’ salaries is closely related to the operating results of the Company and the distribution of employees’ salaries is based on their post score and performance reviews. The basic salary of an employee is determined on the basis of the evaluation of basic labor factors such as labor skills, labor responsibilities, labor intensity and labor conditions, etc, and the actual labor remuneration is calculated on the basis of technical competence and vocational level of the employee and the evaluation of the quantity and quality of the actual labor input.

4.	Insurances and benefits plan of retirement
Pursuant to applicable state policies and regulations, the Company provides the employees with a set of statutory welfare funds and benefits as listed below:

	As a Percentage of the Aggregate
	Salaries of the Employees
		Employees
		residing in
	Employees	Guangzhou
	residing along	area or along	Employees
	the Guangzhou-	the Guangzhou-	residing in
Employees’ benefits	Pingshi line	Shenzhen line	Shenzhen

Housing fund	8%	8%	13%
Retirement pension	18%	18%	18%
Supplemental retirement pension	5%	5%	5%
Basic medical insurance	8%	8%	6%
Supplemental medical insurance	1%	1%	0.5%
Maternity medical insurance	0.4%	0.4%	0.5%
Other welfare fund	6%	6%	8%
5.	Training
The training was mainly provided by the Company, including training on post standardization, adaptability and continuing education. In the first half of 2009, the Company completed 50% of its training plans for 2008. The expenses for these training programmes were approximately RMB5.7588 million.

CHAPTER 6: MATTERS OF IMPORTANCE
I.	Corporate Governance
During the period of this report, the Company complied earnestly with the Company Law, Securities Law and Governance Standards of Listed Companies of the P.R.C., laws and regulations promulgated by the China Securities Regulatory Commission (the “CSRC”), Stock Listing Rules and Securities Listing Rules promulgated by the Shanghai Stock Exchange and the Stock Exchange of Hong Kong Limited, respectively. Considering the reality of the Company, we continue to improve the framework of corporate legal person governance, promote information disclosure and standardize operation of the Company. Currently, there are no obvious discrepancies between the corporate governance structure of the Company and that stipulated in the regulatory documents on governance of listed companies promulgated by the CSRC.
The Company is committed to high standards of corporate governance. To the best knowledge of the Company and its Directors, the Company has complied with the applicable code provisions set out in the Code on Corporate Governance Practice (“Corporate Governance Code”) contained in Appendix 14 of the Listing Rules promulgated by the Stock Exchange of Hong Kong Limited.
The Audit Committee of the Company consists of three independent non-executive Directors. The principal duties of the Audit Committee include reviewing and supervising the Company’s financial reporting procedures and internal control. The unaudited interim financial statements for the six months ended 30 June 2009 has been reviewed by the Audit Committee.
II.	Profit Distribution
1.	Execution of the profit distribution plan for 2008
The profit distribution plan was considered and approved at the annual general meeting for 2008 held on 25 June 2009. Based on the share capital 7,083,537,000 shares as at the end of 2008, a final dividend of RMB0.8 per ten shares, including tax, was paid to shareholders, totaling RMB566,682,960, on 24 July 2009.
2.	Profit distribution plan for the six months ended 30 June 2009
The Board of Directors has decided not to distribute any interim profit or transfer any reserve into share capital.
3.	Execution of cash dividend policy in the period of this report
Please refer to “II (1)” of this Chapter for details.

III.	Material Litigation and Arbitration
The Company was not involved in any material litigation or arbitration in the reported period.
IV.	Shares of Other Listed Companies and Finance Companies Held by the Company
The Company did not hold any shares of other listed companies or finance companies in the reported period.
V.	Asset Transactions
No asset acquisition, disposal, replacement or merger occurred in the reported period.
VI.	Material Connected Transactions
1.	Connected transactions related to daily operation
Unit: RMB’000

		Type of	Content of		Price of
Name of		connected	connected	Pricing	connected
related party	Relation	transaction	transaction	standards	transaction

MOR	Controller of our largest shareholder	Provision of labor services	Collection, treatment and distribution of revenues by MOR	Determined based on uniform rates promulgated by MOR or market prices in reference to guidelines provided by MOR	5,073,597

GRGC and its affiliates	Our largest shareholder and its affiliates	Ditto	Train services	Ditto	157,428

GRGC and MOR	Our largest shareholder and its controller	Ditto	Maintenance and repair of freight trains	Ditto	103,295

		Type of	Content of		Price of
Name of		connected	connected	Pricing	connected
related party	Relation	transaction	transaction	standards	transaction

MOR	Controller of our largest shareholder	Receipt of labor services	Equipment lease and services fees settled and allocated by MOR	Determined based on uniform rates promulgated by MOR or market prices in reference to guidelines provided by MOR	1,197,996

MOR	Controller of our largest shareholder	Ditto	Use of freight trains and cars	Ditto	71,736

GRGC and its affiliates	Our largest shareholder and its affiliates	Ditto	Train services	Ditto	181,428

Guangshen Railway Enterprise Development Company and Yangcheng Railway Enterprise Development Company	Affiliates of our largest shareholder	Ditto	Comprehensive services related to transportation	Costs plus mark-up	185,135

GRGC and its affiliates	Our largest shareholder and its affiliates	Procurement of merchandise	Procurement of materials and supplies	In reference to guidelines provided by MOR	278,100

		Type of	Content of		Price of
Name of		connected	connected	Pricing	connected
related party	Relation	transaction	transaction	standards	transaction

GRGC and its affiliates	Our largest shareholder and its affiliates	Receipt of labor services	Repair and maintenance services	Determined based on uniform rates promulgated by MOR or market prices in reference to guidelines provided by MOR	64,082

GRGC	Our largest shareholder	Other outflows	Leasehold land payment	Determined under the Land Lease Agreement reached between the two parties	25,600
Explanation regarding connected transactions
The Company and GRGC entered into the Leasing Agreement on 15 November 2004. Pursuant to the agreement, the land for the GP Railway line was leased to the Company by GRCG for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million (For details, please refer to the “Offer Prospectus” published on the website of the Shanghai Stock Exchange (website: www.sse.com.cn) on 21 December 2006 and the announcements of the Company published on 16 November and 31 December 2004 in Hong Kong Economic Times). In the first half of 2009, the Company paid a rent of RMB25.60 million to GRGC.
On 5 November 2007, the Company entered into three comprehensive services agreements with GRGC, Guangzhou Railway Group Yang Cheng Railway Enterprise Development Company and Guangshen Railway Enterprise Development Company, respectively, regarding conditional continuing connected transactions, together with the annual caps in relation to the continuing connected transactions for each of the three financial years ending 31 December 2010. For details, please refer to the “Announcement of Continuing Connected Transactions” published in the Securities Times, China Securities Journal and Shanghai Securities News and on www.sse.com.cn on 6

November 2007, the circular published on www.hkex.com.hk and www.sse.com.cn on 9 November 2007 and 20 December 2007, respectively and the announcement of resolutions and voting results of the Extraordinary General Meeting of Shareholders published in the above-mentioned newspapers and websites on 28 December 2007.
On 4 December 2008, the Company held the first extraordinary general meeting of 2008 to approve the amendment to the annual caps in relation to the three conditional continuing connected transactions entered into between the Company and GRGC, Guangzhou Railway Group Yang Cheng Railway Enterprise Development Company and Guangshen Railway Enterprise Development Company, respectively, on 5 November 2007, for each of the three financial years ending 31 December 2010. For details, please refer to the “Announcement of Continuing Connected Transactions” published in the Securities Times, China Securities Journal and Shanghai Securities News and on www.sse.com.cn and www.hkex.com.hk on 10 October 2008, or the circular published on www.hkex.com.hk and www.sse.com.cn on 20 October 2008 and 31 October 2008, respectively, and the announcement of resolutions and voting results of the Extraordinary General Meeting of Shareholders published in the above-mentioned newspapers and websites on 5 December 2008.
As railway transportation is conducted on an inseparable network of rail lines, the Company must use the rail lines under the control of Guangzhou Railway (Group) Company or its subsidiaries for the dispatching of part of its passengers or freight. Thus, the mutual provision of repair or other services is necessary between the Company and GRGC or its subsidiaries. The regular connected transactions occurring between the Company and GRGC or its subsidiaries are reached on the basis of fairness and reasonableness and are priced with reference to market price, industrial pricing standards or at cost plus a mark-up. These transactions are strictly subject to timely disclosure and approval of independent shareholders as required by relative regulatory rules, thus safeguarding the Company’s interests by the greatest extent.
2.	Connected transactions in relation to acquisition or sale of assets
The Company did not engage in any connected transaction in relation to acquisition or sale of assets in the reported period.
3.	Non-regular related claim and debt
The Company was not involved in any non-regular claim or debt in the reported period.
4.	Other material connected transactions
No other material connected transactions occurred in the reported period.

VII.	Material Contracts and Implementation
1.	Trust
The Company did not engage in any trust business in the reported period.
2.	Contracted Businesses
The Company did not engage in any contracted business in the reported period.
3.	Leasing affairs
The Company leased the land for the GP Railway line from GRGC for a leasing term of 20 years. The annual land rent should not exceed RMB 74 million. During the six months ended 30 June 2009, the Company’s land rents paid and payable were RMB25.60 million.
4.	Guarantee
The Company did not have any guarantee outstanding in this period.
5.	Material trust investment affairs
The Company did not entrust any entities to make any investment in this period.
6.	Other material contracts
The Company did not entered into any other material contracts in this period.
VIII.	Fulfillment of Publicly Announced Commitments
During the reported period, GRGC, the largest shareholder of the Company, announced the following commitments:
1.	On 13 December 2006, the Company issued for the first time 2,747,987,000 A shares, each with a nominal value of RMB1.00, to the public at RMB3.76 per share and raised approximately RMB10.3 billion. As the largest shareholder of the Company then, GRGC undertook prior to the A share issue that the 2,904,250,000 A shares it holds in the Company would not be transferred to or held in trust by other persons or entities, nor be repurchased by the issuer, within 36 months since the date of listing of A shares.

2.	GRGC or any of its subsidiaries will not engage, directly or indirectly, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation businesses and assets of GP Railway,

GRGC or any of its subsidiaries will not compete with the Company either.

3.	GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as a large shareholder and behaving in manner that is detrimental to the interests of the Company.
In the reported period, the above-mentioned commitment was fulfilled properly and no breach of commitment occurred.
IX.	Engagement and Disengagement of Accounting Firms
The Company decided to re-engage PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. as the PRC auditors and re-engage PricewaterhouseCoopers as the international auditors of the Company at the AGM for 2008 held on 25 June 2009.
X.	Punishment on the Company, Its Directors, Supervisors, Senior Management, Shareholders, Actual Controller or Acquirer and the Rectification
In the reported period, none of the Company, its directors, supervisors, senior management, shareholders, Actual Controller or acquirer was subject to check, administrative punishment or public criticism by the CSRC or public condemnation by the stock exchanges.
XI.	Explanation of Other Material Events, Their Influence and Solutions
On 29 April 2009, the Board of the Company approved the resolution of issuing five-year medium-term notes in the total amount of RMB4 billion. The resolution was approved at the 2008 Annual General Meeting held on 25 June 2009. Preparatory work is under way for the issue.

CHAPTER 7: FINANCIAL REPORT (UNAUDITED)
Condensed Consolidated Interim Balance Sheet
As of 30 June 2009

			As of	As of
			30 June	31 December
			2009	2008
	Note		RMB’000	RMB’000

			(Unaudited)	(Audited)

ASSETS

Non-current assets

Fixed assets	5		23,495,832	23,903,846
Construction-in-progress	5		617,923	504,775
Prepayment for fixed assets and construction-in-progress	17	(c)	116,315	151,972
Leasehold land payments			584,374	592,368
Goodwill			281,255	281,255
Investments in associates	6		121,421	120,705
Deferred tax assets			326,616	331,738
Deferred employee costs			91,867	99,614
Available-for-sale investments			48,326	48,326
Long-term receivables			48,710	48,136

			25,732,639	26,082,735

Current assets

Materials and supplies, at cost			176,389	201,923
Trade receivables, net	7		86,371	53,426

			As of	As of
			30 June	31 December
			2009	2008
	Note		RMB’000	RMB’000

			(Unaudited)	(Audited)

Due from related parties	17	(c)	252,159	226,916
Prepayments and other receivables, net			106,127	88,574
Short-term deposits			16,300	7,300
Cash and cash equivalents			1,999,401	1,560,952

			2,636,747	2,139,091

Total assets			28,369,386	28,221,826

EQUITY

Capital and reserves attributable to equity holders of the Company

Share capital	8		7,083,537	7,083,537
Reserves			14,728,068	14,699,670

			21,811,605	21,783,207

Minority interest			55,105	55,948

Total equity			21,866,710	21,839,155

LIABILITIES

Non-current liabilities

Borrowings	9		3,390,000	3,390,000

			As of	As of
			30 June	31 December
			2009	2008
	Note		RMB’000	RMB’000

			(Unaudited)	(Audited)

Employee benefits obligations	10		227,877	237,422

			3,617,877	3,627,422

Current liabilities

Trade payables	11		482,713	416,227
Payables for fixed assets and construction-in-progress	17	(c)	401,839	764,609
Due to related parties	17	(c)	269,585	362,533
Dividends payable	17	(c)	566,784	47
Income tax payable			93,858	48,977
Accruals and other payables			560,020	652,856
Borrowings	9		510,000	510,000

			2,884,799	2,755,249

Total liabilities			6,502,676	6,382,671

Total equity and liabilities			28,369,386	28,221,826

Net current liabilities			(248,052)	(616,158)

Total assets less current liabilities			25,484,587	25,466,577

The accompanying notes form an integral part of this condensed consolidated interim financial information.

Condensed Consolidated Interim Comprehensive Income Statement
For the six months ended 30 June 2009

		For the six months ended
		30 June
		2009	2008

	Note	RMB’000	RMB’000

		(Unaudited)	(Unaudited)
Revenues from railroad businesses
Passenger		3,511,977	3,261,562
Freight		506,488	635,593
Railway network usage and services		1,483,049	1,336,766

		5,501,514	5,233,921
Revenues from other businesses		356,370	385,981

Total revenues	4	5,857,884	5,619,902
Operating expenses
Railroad businesses		(4,679,934)	(4,341,620)
Other businesses		(322,045)	(370,430)

Total operating expenses		(5,001,979)	(4,712,050)
Other income, net		10,835	16,545

Profit from operations	12	866,740	924,397

Finance costs		(122,229)	(98,485)
Share of post-tax profits of associates		716	460

		For the six months ended
		30 June
		2009	2008

	Note	RMB’000	RMB’000

		(Unaudited)	(Unaudited)

Profit before income tax		745,227	826,372

Income tax expense	13	(150,930)	(151,982)

Profit for the period		594,297	674,390

Other Comprehensive income		—	—

Total comprehensive income for the period, net of tax		594,297	674,390

Profit attributable to:
Equity holders of the Company		595,081	674,203
Minority interests		(784)	187

		594,297	674,390

Total comprehensive income attributable to:

Equity holders of the Company		595,081	674,203
Minority interests		(784)	187

		594,297	674,390

Earnings per share for profit attributable to the equity holders of the Company during the period

— Basic and diluted	14	RMB0.084	RMB0.095

Dividends	15	—	—

The accompanying notes form an integral part of this condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Changes in Equity
For the six months ended 30 June 2009

	Reserves
		Share	Share	Surplus	Retained		Minority
		capital	Premium	reserves	earnings	Subtotal	interest	Total
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Balance at 1 January 2009		7,083,537	10,294,490	1,797,229	2,607,951	21,783,207	55,948	21,839,155
Total comprehensive income for the period		—	—	—	595,081	595,081	(784)	594,297

Dividends relating to 2008	15	—	—	—	(566,683)	(566,683)	(59)	(566,742)

Balances at 30 June 2009		7,083,537	10,294,490	1,797,229	2,636,349	21,811,605	55,105	21,866,710

Balance at 1 January 2008		7,083,537	10,294,490	1,751,729	1,996,005	21,125,761	55,709	21,181,470
Total comprehensive income for the period		—	—	—	674,203	674,203	187	674,390

Dividends relating to 2007	15	—	—	—	(566,683)	(566,683)	—	(566,683)

Balances at 30 June 2008		7,083,537	10,294,490	1,751,729	2,103,525	21,233,281	55,896	21,289,177

The accompanying notes form an integral part of this condensed consolidated interim financial information.

Condensed Consolidated Interim Cash Flow Statement
For the six months ended 30 June 2009

	For the six months ended
	30 June
	2009	2008
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Net cash from operating activities	1,209,149	1,177,859
Net cash used in investing activities	(652,300)	(1,788,609)
Net cash used in financing activities	(118,400)	(318,665)

Net increase(decrease) in cash and cash equivalents	438,449	(929,415)
Cash and cash equivalents at beginning of period	1,560,952	2,352,351

Cash and cash equivalents at end of period	1,999,401	1,422,936

The accompanying notes form an integral part of this condensed consolidated interim financial information.

Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2009
(All amounts expressed in Renminbi unless otherwise stated)
1. General Information
Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”) and certain of its subsidiaries; and Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.
The Predecessor is controlled by and is under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996 (the “Restructuring Agreement”), the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) in exchange for the assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company.
In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”).
In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway Business”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC. On 1 January 2007, control of Yangcheng Railway Business was transferred to the Company at a cash consideration of RMB10,169,925,000.
The principal activities of the Group are the provision of passenger and cargo transportation on railroad. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.
The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China.
The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.
As of 30 June 2009 and 31 December 2008, the Company had direct or indirect interests in the following subsidiaries which are incorporated/established and are operating in the PRC:

	Date of	Percentage of equity
	incorporation/	interest attributable
Name of the entity	establishment	to the Company		Paid-in capital	Principal activities
		Directly	Indirectly
Dongguan Changsheng Enterprise Company	22 May 1992	51%	—	RMB38,000,000	Warehousing

Shenzhen Fu Yuan Enterprise Development Company	1 November 1991	97%	3%	RMB18,500,000	Hotel management

Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company	11 September 1993	55%	—	RMB10,000,000	Cargo loading and unloading, warehousing, freight transportation

	Date of	Percentage of equity
	incorporation/	interest attributable
Name of the entity	establishment	to the Company		Paid-in capital	Principal activities
		Directly	Indirectly

Shenzhen Railway Property Management Company Limited	13 November 2001	—	100%	RMB3,000,000	Property management

Shenzhen Guangshen Railway Travel Service Ltd.	16 August 1995	100%	—	RMB2,400,000	Travel agency

Shenzhen Shenhuasheng Storage and Transportation Company Limited	2 January 1985	42%	58%	RMB2,000,000	Warehousing, freight transport and packaging agency services

Shenzhen Nantie Construction Supervision Company	8 May 1995	100%	—	RMB2,000,000	Supervision of construction projects

Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	7 March 2002	—	100%	RMB2,000,000	Catering management

Shenzhen Railway Station Passenger Services Company	18 December 1986	100%	—	RMB1,500,000	Catering services and sales of merchandise

Guangshen Railway Station Dongqun Trade and Commerce Service Company	23 November 1992	100%	—	RMB1,020,000	Sales of merchandises

Guangzhou Tielian Economy Development Company Limited (“Tielian”)	27 December 1994	50.50%	—	RMB1,000,000	Warehousing and freight transport agency services

Guangzhou Dongqun Advertising Company Limited	6 March 1996	—	100%	RMB500,000	Advertising service

Guangzhou Railway Huangpu Service Company	2 January 1985	100%	—	RMB379,000	Cargo loading and unloading, warehousing, freight transportation
This condensed consolidated interim financial information was approved for issue on 26 August 2009.
This condensed consolidated interim financial information has not been audited.

2. Basis of preparation
This condensed consolidated interim financial information for the six months ended 30 June 2009 has been prepared in accordance with IAS 34, “Interim financial reporting”. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2008, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).
The Group reported net current liabilities of approximately RMB248,052,000 as of 30 June 2009. It is mainly due to the fact that certain capital expenditures of the Group were financed by self generated operation cash flow and short-term bank borrowings. In addition, as of 30 June 2009, the total capital commitment of the Group, authorised but not contracted for and contracted but not provided for, were approximately RMB2,162,893,000 and RMB550,062,000 respectively (Note 16).
Notwithstanding the foregoing, the directors have adopted the going concern basis in the preparation of the consolidated financial statements based on the following:
•	The Group has always been able to maintain a stable operating cash inflow derived from its profitable operations. The directors expect that the Group will continue to generate sufficient cash flows from its future operating activities.

•	As of 30 June 2009, the Group had unutilised borrowing facilities of RMB1,200,000,000 (Note 9). In addition, the Group has also identified alternative sources of financing such as issuing bonds of medium maturity terms, amounting to RMB4,000,000,000. The issuance was approved by the shareholders of the Company in the annual general meeting dated 25 June 2009 and the Company is currently making the necessary arrangements.

•	The directors of the Company are able to, and will also undertake necessary monitoring procedures, to control the magnitude and timing of the expected cash outlays associated with these commitments with reference made to the operating cash inflow, bank financing and other forms of financing arranged by the Group.
In light of the above, the directors consider that the Group will have sufficient financial resources to settle its liabilities and fund its obligations and it is appropriate to prepare the financial statements of the Group on a going concern basis.
3. Accounting policies
Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2008, as described in those annual financial statements.
Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.
The following new standards and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2009:
•	IAS 1 (revised), “Presentation of financial statements”. The revised standard prohibits the presentation of items of income and expenses (that is “non-owner changes in equity”) in the statement of changes in equity, requiring “non-owner changes in equity” to be presented separately from owner changes in equity. All “non-owner changes in equity” are required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

The Group has elected to present one performance statement: i.e. the statement of comprehensive income. The interim financial statements have been prepared under the revised disclosure requirements.

•	IFRS 8, “Operating segments”. IFRS 8 replaces IAS 14, “Segment reporting”. It requires a “management approach” be taken under which segment information is presented on the same basis as that used for internal reporting purposes. This has not resulted in any material impact on the Group’s financial statements.
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the senior management that makes strategic decisions.

Goodwill is allocated by management to groups of cash-generating units on a segment level. Goodwill relating to a previous acquisition remains in the Railroad Business segment. The change in reportable segments has not resulted in any additional goodwill impairment. There has been no further impact on the measurement of the Group’s assets and liabilities. Comparatives for 2008 have been restated.

•	Amendment to IFRS 7, “Financial instruments: disclosures”. The amendment increases the disclosure requirements about fair value measurement and amends the disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosures about financial instruments and requires some specific quantitative disclosures for those instruments classified in the lowest level in the hierarchy. These disclosures will help to improve comparability between entities about the effects of fair value measurements. In addition, the amendment clarifies and enhances the existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. It also requires a maturity analysis for financial assets where the information is needed to understand the nature and context of liquidity risk. The Group will make additional relevant disclosures in its financial statements for the year ending 31 December 2009.

•	IAS 23 (amendment), “Borrowing costs”. The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs was removed. The Group adopted the relevant accounting policy consistent with the new requirements under revised IAS 23 in the past and therefore there was no substantial impact arising from this amendment.
The following new standards, amendments to standards and interpretations are mandatory for the first time for the financial year beginning 1 January 2009, but are not currently relevant for the Group:
•	IFRS 2 (amendment), “Share-based payment”

•	IAS 32 (amendment), “Financial instruments: presentation”

•	IFRIC 9 (amendment), “Reassessment of embedded derivatives” and IAS 39 (amendment), “Financial instruments: Recognition and measurement”

•	IFRIC 13, “Customer loyalty programmes”

•	IFRIC 15, “Agreements for the construction of real estate”

•	IFRIC 16, “Hedges of a net investment in a foreign operation”

•	IAS 39 (amendment), “Financial instruments: Recognition and measurement”
The following new standards, amendments to standards and interpretations have been issued, but are not effective for the financial year beginning 1 January 2009 and have not been early adopted:
•	Amendment to IAS 39, “Financial instruments: Recognition and measurement”

•	IFRS 3 (revised), “Business combinations” and consequential amendments to IAS 27, “Consolidated and separate financial statements”, IAS 28, “Investments in associates” and IAS 31, “Interests in joint ventures”

•	IFRIC 17, “Distributions of non-cash assets to owners”

•	IFRIC 18, “Transfers of assets from customers”

•	Amendment to IFRS 2 “Share-based payments”

•	Amendment to IFRS 5 “Non-current Assets held for sale and discontinued operations”

•	Amendment to IFRS 8 “Operating segments”

•	Amendment to IAS 1 “Presentation of financial statements”

•	Amendment to IAS 7 “Statement of cash flows”

•	Amendment to IAS 17 “Leases”

•	Amendment to IAS 36 “Impairment of assets”

•	Amendment to IAS 38 “Intangible assets”

•	Amendment to IAS 39 “Financial instruments: recognition and measurement”

•	Amendment to IFRIC 9 “Reassessment of embedded derivatives”
•	Amendment to IFRIC 16 “Hedges of a net investment in a foreign operation”
4. Segment information
The chief operating decision-maker has been identified as senior management. Senior management reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.
Senior management considers the business from a perspective on revenues and operating results generated from railroad business conducted by the Company (“the Railroad Business”) and the reportable segment of the Group only includes the Railroad Business. Other segments mainly include provision of on-board catering services, warehousing services, hotel management services and sales of merchandises provided by the subsidiaries of the Group.
Senior management assesses the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior management is measured in a manner consistent with that in the financial statements.

The segment results for the six months ended 30 June 2009 and 30 June 2008 are as follows:

	For the six months ended 30 June
	the Railroad Business		All other segments		Total
	2009	2008	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Total revenue (all from external customers)	5,779,873	5,550,313	78,011	69,589	5,857,884	5,619,902

Segment result	735,442	827,999	9,785	(1,627)	745,227	826,372

Finance costs	122,198	98,425	31	60	122,229	98,485
Share of results of associates	377	460	339	—	716	460
Depreciation	618,391	548,765	2,389	2,279	620,780	551,044
Amortization of leasehold land payments	7,501	7,501	493	493	7,994	7,994
Amortization of deferred employee costs	9,444	12,356	51	69	9,495	12,425
Recognition of employee benefits obligations	—	24,700	1,200	7,192	1,200	31,892
Impairment of construction-in-progress	396	—	—	—	396	—
Provision/(reversal of provision) for doubtful accounts	381	(2)	1,577	338	1,958	336

A reconciliation of segment result to profit for the period is provided as follows:

	For the six months ended 30 June
	the Railroad Business		All other segments		Total
	2009	2008	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Segment result	735,442	827,999	9,785	(1,627)	745,227	826,372
Income tax expense	(148,254)	(150,399)	(2,676)	(1,583)	(150,930)	(151,982)

Profit for the period	587,188	677,600	7,109	(3,210)	594,297	674,390

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

	the Railroad Business		All other segments		Total
	As of		As of		As of
	30		30		30
	June	As of	June	As of	June	As of
	2009	31 December 2008	2009	31 December 2008	2009	31 December 2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Total segment assets	28,149,856	28,006,602	219,530	215,224	28,369,386	28,221,826

Total segment assets include:
Investment in associates	121,421	120,705	—	—	121,421	120,705
Additions to non-current assets (other than financial instruments and deferred tax assets)	291,037	1,847,819	3,985	779	295,022	1,848,598

Total segment liabilities	6,438,615	6,315,928	64,061	66,743	6,502,676	6,382,671

5. Fixed assets and construction-in-progress

	For the six months ended
	30 June
	2009	2008
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Opening net book value as of 1 January	24,408,621	21,417,921
Additions	328,025	2,416,559
Disposal	(1,715)	(297)
Depreciation	(620,780)	(551,044)
Impairment of construction-in-progress	(396)	—

Closing net book amount as of 30 June	24,113,755	23,283,139

As of 30 June 2009, the ownership certificates of certain buildings (“Building Ownership Certificates”) with an aggregate carrying value of approximately RMB1,878,923,000 (2008: RMB2,000,621,000) had not been obtained by the Group. After consultation made with the Company’s legal counsel, the directors consider that there is no legal restriction for the Group to apply for and obtain the Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group.
As of 30 June 2009, fixed assets with an aggregate net book value of approximately RMB25,780,000 (2007: RMB26,894,000) had been fully depreciated but still in use.
6. Investment in associates
As of 30 June 2009, the Company’s interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited (“Tiecheng”), amounted to approximately RMB85,696,488.
In 1996, Tiecheng and a third party company jointly established a sino-foreign contractual joint venture, Guangzhou Guantian Real Estate Company (“Guangzhou Guantian”), in Guangzhou of the PRC for developing certain properties near a railway station operated by the Group. In 2000, Guangzhou Guantian together with two other parties, namely Guangzhou Guanhua Real Estate Company Limited (“Guangzhou Guanhua”) and Guangzhou Guanyi Real Estate Company Limited (“Guangzhou Guanyi”), undertook to act as joint guarantors (collectively the “Guarantors”) for certain payable balances (the “Payables”) due from Guangdong Guancheng Real Estate Company Limited (“Guangdong Guancheng”) to a third party creditor (the “Creditor”).
Due to the fact that Guangdong Guancheng had failed to settle the Payables, as a result, the Guarantors were found to be jointly liable to the Creditor an amount of approximately RMB257,000,000 plus accrued interest (collectively the “Damages”) according to the court verdicts (the “Verdicts”). Guangzhou Guantian made an appeal to overturn the Verdicts.
A final judgement on the appeal, which was in favour of Guangzhou Guantian, was obtained from the Supreme People’s Court of the PRC in March 2009. Accordingly, Guangzhou Guantian was not held liable to settle the Damages.

7. Trade receivables, net

	As of	As of
	30 June	31 December
	2009	2008
	RMB’000	RMB’000
	(Unaudited)	(Audited)
Trade receivables	95,475	62,568
Less: Provision for doubtful accounts	(9,104)	(9,142)

	86,371	53,426

The credit period of trade receivables is generally within one year. The aging analysis of trade receivables, net of provision for doubtful debts, was as follows:

	As of	As of
	30 June	31 December
	2009	2008
	RMB’000	RMB’000
	(Unaudited)	(Audited)
Within 1 year	82,416	50,032
Over 1 year but within 2 years	3,292	3,087
Over 2 years but within 3 years	387	40
Over 3 years	276	267

	86,371	53,426

8. Share capital
As of 30 June 2009, the total authorised number of ordinary shares is 7,083,537,000 shares with a par value of RMB1.00 per share:

30 June
2009
and
31 December
2008
RMB’000

Authorised, issued and fully paid:
A Shares subject to sale restrictions
— shares held by state-owned legal person (Note a)	2,904,250

Listed shares
— H Shares	1,431,300
— A Shares	2,747,987

4,179,287

7,083,537

Note a:	In December 2006, the Company issued 2,747,987,000 A shares on the Shanghai Stock Exchange through an initial public offering, Guangzhou Railway Group undertook its 2,904,250,000 A shares to be subject to a 3-year sale and transfer restriction period.
There has been no movement of the authorised, issued and fully paid share capital during the period.

9. Borrowings

	As of	As of
	30 June	31 December
	2009	2008
	RMB’000	RMB’000
	(Unaudited)	(Audited)
Non current
— Unsecured bank borrowings	3,390,000	3,390,000

Current
— Unsecured bank borrowings	510,000	510,000

Total borrowings	3,900,000	3,900,000

The interest rate exposure of borrowings of the Group is as follows:

	As of	As of
	30 June	31 December
	2009	2008
	RMB’000	RMB’000

	(Unaudited)	(Audited)
At floating rates (at relevant prevailing interest rates with a maximum range of downward adjustment up to 10%)	3,900,000	3,900,000

The effective interest rate of the bank borrowings as of 30 June 2009 was 5.88% p.a. (31 December 2008: 6.44%).
As of 30 June 2009, the carrying amounts of the Group’s borrowings approximated their fair values.
As of 30 June 2009, the Group had unutilized banking facilities granted by various financial institutions amounting to RMB1,200,000,000 (2008: RMB900,000,000).

10. Employee Benefits Obligations

	As of	As of
	30 June	31 December
	2009	2008
	RMB’000	RMB’000
	(Unaudited)	(Audited)
Retirement benefit obligations	261,079	288,541
Less: current portion included in accruals and other payables	(33,202)	(51,119)

	227,877	237,422

	For the six months ended
	30 June
	2009	2008
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
At 1 January	288,541	377,409
Addition	1,200	30,340
Interest unwound	3,255	1,552
Payment	(31,917)	(68,939)

At 30 June	261,079	340,362

Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.
With the acquisition of the Yangcheng Railway Business in 2007, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business. The amount mainly includes the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the acquisition.
These obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management’s current market assessment of the time value of money and risk specific to the obligation (the discount rate was determined with reference to market yields at the balance sheet date on high quality investments in the PRC).

11. Trade payables
The aging analysis of trade payables was as follows:

	As of	As of
	30 June	31 December
	2009	2008
	RMB’000	RMB’000
	(Unaudited)	(Audited)
Within 1 year	481,770	413,002
Over 1 year but within 2 years	454	1,763
Over 2 years but within 3 years	142	66
Over 3 years	347	1,396

	482,713	416,227

12. Operating profit
The following items of unusual nature, size or incidence have been charged to the operating profit during the period:

	For the six months ended
	30 June
	2009	2008
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Impairment of construction-in-progress	396	—
Loss on disposal of fixed assets	729	53

13. Income tax expense
Before 2008, enterprises established in the Shenzhen Special Economic Zone of the PRC were subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Company and the subsidiaries located in Shenzhen were subject to income tax rate of 15%, while those subsidiaries located outside Shenzhen were subject to income tax rate of 33%.
On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”), which became effective on 1 January 2008. Under the new CIT Law, the enterprise income tax rate was changed from 33% to 25% from 1 January 2008 onwards. While the enterprise income tax rate applicable to the Company and the subsidiaries located in Shenzhen would increase gradually to 25% within 5 years from 2008 to 2012. In 2009, the applicable income tax rate is 20% (2008: 18%).

An analysis of the current period taxation charges is as follows:

	For the six months ended
	30 June
	2009	2008
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Current income tax	145,808	143,765
Deferred income tax	5,122	8,217

	150,930	151,982

14. Earnings per share
The calculation of basic earnings per share is based on the net profit for the six months ended 30 June 2009 attributable to shareholders of RMB595,081,000 (2008: RMB674,203,000), divided by the weighted average number of ordinary shares outstanding during the period of 7,083,537,000 shares (2008: 7,083,537,000 shares). There were no dilutive potential ordinary shares as of period end and therefore the diluted earning per share amount is the same as the basic.
15. Appropriations to reserves and proposed dividends
No appropriation from retained earnings had been made to the statutory reserves for the six months ended 30 June 2009. Such appropriation will be made at year end in accordance with the Company Law of the PRC and the Articles of Association of the Company.
In April 2009, the Board of Directors declared a dividend of RMB0.08 per share in respect of the year ended 31 December 2008, totalling RMB566,682,960 (2008: RMB566,682,960), and it was approved by shareholders in the Annual General Meeting on 25 June 2009.
In June 2009, Tielian, one of the Group’s subsidiaries, declared dividends to shareholders according to the percentage of their equity interest. The declared dividend attributable to the Company and minority shareholders is RMB60,837 and RMB59,633 respectively (2008: Nil).
There is no interim dividend for the six months ended 30 June 2009 (2008: same) proposed by the board of directors on 26 August 2009.
16. Commitments
(a)	Operating lease commitments
In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the lease term is 20 years, renewable at the discretion of the Group. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000. For the six months ended 30 June 2009, the related lease rental paid and payable was RMB25,600,000 (2008: RMB25,000,000).
(b)	Capital commitments
As of 30 June 2009, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

	As of	As of
	30 June	31 December
	2009	2008
	RMB’000	RMB’000
	(Unaudited)	(Audited)
Authorised but not contracted for	2,162,893	2,530,325

Contracted but not provided for	550,662	390,691

17. Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.
(a)	For the six months ended 30 June 2009, the Group had the following material transactions undertaken with related parties:

	For the six months ended
	30 June
	2009	2008
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Recurring Transactions:
(I). Income
Revenue collected from the Ministry of Railways (“MOR”) ((i) and (ii))
— Passenger transportation	3,266,234	3,033,011
— Freight transportation	324,314	422,423
— Railway network usage and services	1,483,049	1,336,766

including: services provided to Guangzhou Railway Group	550,158	471,906

Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (ii)	157,428	102,859
Provision of repairing services for cargo trucks of Guangzhou Railway Group and MOR (ii)	103,295	98,788

	For the six months ended
	30 June
	2009	2008
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
(II). Charges and Payments
Services charges allocated from the MOR for equipment lease and services ((i) and (ii))	1,197,996	1,327,385

including: service provided by Guangzhou Railway Group	634,920	539,025

Operating lease rentals paid/payable to the MOR (ii)	71,736	85,833
Provision of train transportation services provided by Guangzhou Railway Group and its subsidiaries (ii)	181,428	106,710
Social services (employee housing, health care, educational and public security services and other ancillary services) provided by (iii):
— GEDC	60,135	52,568
— Yangcheng Railway	125,000	137,650
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (iv)	278,100	189,128
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (ii)	64,082	79,646
Other services provided by subsidiaries of Guangzhou Railway Group ((iv) and (v))	—	15,280

Non-recurring Transactions:
Rental income from an associate (v)	2,250	2,431
Project construction services provided by Guangzhou Railway Group and its subsidiaries (v)	24,720	46,597
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 16 (a))	25,600	25,000

(i)	Due to the fact that the railway business is centrally managed by the MOR within the PRC, the Company works in co-operation with the MOR and other railway companies owned and controlled by the MOR in order to operate certain long distance passenger train transportation and cargo forwarding services within the PRC. The related revenues are collected by other railway companies, which are then remitted to the MOR, and centrally processed. A certain portion of the revenues so collected are allocated to the Company for the use of its rail-lines or for services rendered by the Company in conjunction with the delivery of these services. On the other hand, the Company is also allocated by the MOR certain charges for the use of the rail lines and services provided by other railway companies. Such allocation is determined by the MOR based on its standard charges applied on a nationwide basis.

(ii)	The service charges are determined based on a pricing scheme set by the MOR or by reference to current market prices with guidance provided by the MOR.

(iii)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to guidance provided by the MOR.

(v)	The prices are determined based on mutual negotiation between the contracting parties.
(b)	Compensation paid and payable to directors and supervisors of the Group amounted to RMB1,668,376 for the six months ended 30 June 2009 (2008: RMB1,326,000).

(c)	As of 30 June 2009, the Group had the following material balances maintained with related parties:

	As of	As of
	30 June	31 December
	2009	2008
	RMB’000	RMB’000
	(Unaudited)	(Audited)

Due from Guangzhou Railway Group	135,316	155,034

— Trade balance (i)	130,321	150,066
— Non-trade balance	4,995	4,968

Due to Guangzhou Railway Group	(55,126)	(35,209)

— Trade balance (i)	(45,431)	(25,787)
— Non-trade balance (iii)	(9,695)	(9,422)

Due from subsidiaries of Guangzhou Railway Group	87,372	16,815

— Trade balance	37,795	15,350
— Non-trade balance	49,577	1,465

Due to subsidiaries of Guangzhou Railway Group	(188,381)	(302,206)

— Trade balance (ii)	(132,165)	(198,843)
— Non-trade balance (iii)	(56,216)	(103,363)

	As of	As of
	30 June	31 December
	2009	2008
	RMB’000	RMB’000
	(Unaudited)	(Audited)

Due from an associate	1,773	2,019

— Trade balance	14,085	14,331
Less: impairment provision (v)	(12,312)	(12,312)

Due to an associate	(26,078)	(25,118)

— Non-trade balance (iv)	(26,078)	(25,118)

Due from MOR	27,698	53,048

— Trade balance (i)	27,698	53,048

Prepayment for fixed assets and construction-in-progress	3,096	31,012

— Guangzhou Railway Group and its subsidiaries	3,096	31,012

Payables for fixed assets and construction-in-progress	(60,651)	(125,487)

— Due to Guangzhou Railway Group and its subsidiaries	(52,427)	(95,498)
— Due to an associate	(8,224)	(29,989)

Dividends payable	232,340	—

— Guangzhou Railway Group	232,340	—

(i)	The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group and the MOR mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in 17(a)(i) above.

(ii)	The trade balances due to related parties mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.

(iii)	The non-trade balances due to related parties mainly represent the deposits of related parties maintained in the deposit-taking centre of the Company.

(iv)	The non-trade balance due to associate mainly represents the payable balance arising from unsettled balance for the construction project services undertaken by an associate.

(v)	Full impairment loss provision set up against a receivable balance due from Zengcheng Lihua Stock Company Limited, which was brought forward from prior years.
As of 30 June 2009, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.
CHAPTER 8: DOCUMENTS AVAILABLE FOR INSPECTION
Documents for review include:
I.	Interim Report signed by the legal representative;

II.	Financial Statements signed by the legal representative, person in charge of accounting affairs, responsible person of accounting firm and head of finance department;

III.	All the original of files or announcements disclosed in Securities Times, China Securities Journal and Shanghai Securities News in the reported period;

IV.	Interim report announced at the Hong Kong securities market.
The documents are placed at Secretariat of the Company.
Chairman of the Board
He Yuhua
Guangshen Railway Company Limited
26 August 2009